

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 23, 2018

Jack E. Jacobsen, Esq.
Locke Lord LLP
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201

> **Re:** **Comstock Resources, Inc.**
> **Schedule TO-I**
> **Filed July 13, 2018**
> **File No. 005-38546**

Dear Mr. Jacobsen:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

Offer to Purchase and Consent Solicitation

Incorporation of Documents by Reference, page v

1. In apparent recognition of the materiality of financial statement to the investment decisions presented, Comstock has elected to incorporate financial statements by reference in response to Item 10 of Schedule TO. Information may be incorporated by reference into the Schedule TO, and not republished in the disclosure document distributed to security holders, only if such information is included as an exhibit. See General Instruction F. The reference to "a copy" in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

2. To the extent that the financial information required by Item 1010(a) of Regulation M-A continues to be incorporated by reference into the Schedule TO, it must be summarized in accordance with Item 1010(c) of Regulation M-A. See General Instruction 6 to Item 10 of

Schedule TO. Unless the financial statements required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A will be printed and delivered to security holders being invited to tender, or Comstock affirmatively states within Item 10 of Schedule TO as well as this section that the disclosure required by these provisions is immaterial, please amend the Offer to Purchase to disclose the information required by Item 1010(c), including the ratio of earnings to fixed charges disclosed in the Schedule TO. See Interpretation I.H.7 in the July 2001 public guidance accessible via the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm

The Tender Offer and the Consent Solicitation, page 8

3. Disclosure indicates that "Subject to applicable law, the Tender Offer for a series of Notes is being made independently of the Tender Offer for the other series of Notes…." Please advise us more specifically as to the "applicable law" being referred to in the quoted clause.

Proposed Amendments, page 10

4. We note the following disclosure on page 13: "We intend to execute the applicable Supplemental Indentures effecting the Proposed Amendments on the Settlement Date if we have received the Requisite Consents with respect to the applicable series of Notes. Each of the Supplemental Indentures will become effective upon execution by us, the Guarantors and the applicable Trustee, but will provide that the Proposed Amendments will not become operative unless we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes…." Given that other disclosure in the offer document indicates that tenders must be paired with consents, it does not appear to be correct that you would receive the Requisite Consents and execute the applicable Supplemental Indentures but then not purchase a majority of the outstanding principal amount of the applicable series of Notes. Please clarify the disclosure here and throughout the offer document, as well as throughout the Consent and Letter of Transmittal, as this seemingly inconsistent disclosure appears in a number of places.

Conditions to Consummation of the Tender Offer, page 19

5. The offer document discloses that "Our decision as to whether or not a condition was satisfied will be final and binding, and you will have no right to disagree with our conclusion." Similarly themed disclosure appears elsewhere in the offer document, e.g., in the sections titled, "Procedures for Tendering Notes and Delivering Consents" and "Withdrawal of Tenders; Revocation of Consents," as well as in the Consent and Letter of Transmittal. Please revise all such references to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction.

Jack E. Jacobsen, Esq.
July 23, 2018
Page 3

Consent and Letter of Transmittal

6. The disclosure on page 4 states that the Tender Offer and Consent Solicitation "are not being made to (nor will tenders of Notes be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the Tender Offer or the Consent Solicitation would not be in compliance with the laws of such jurisdiction." Similar disclosure also appears in the offer document on pages ii and 33. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the Company is attempting to rely on Rule 13e-4(f)(9)(ii), please note that Rule 13e-4(f)(9)(ii) is restricted to state law. For guidance, refer to Exchange Act Release 34-58597, Section II.G.1 (September 19, 2008).

*   *   *

We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3266, with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions